ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

August 22, 2019	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration No. 811-09819) Amendment Number 256 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on April 11, 2019, Pursuant to Rule 8b-11 under the Investment Company Act of 1940, as Amended (the “1940 Act”)

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street China Equity Select Fund (the “Fund”), a series of the Trust, that Ms. Elena Stojic of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided by telephone to Adam Schlichtmann on May 22, 2019. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the SEC.

2.	Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere.

3.	We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Part A Comments

4.	Please provide disclosure specifying the month in which Andrew Xiao became the portfolio manager of the Fund.

Response: The requested change has been made.

5.

When discussing use of derivatives for satisfying the Fund’s 80% names rule test, please revise the disclosure to indicate that this investment policy is an assets-based test not an exposure-based test, and therefore should be based on marked-to-market value, not notional exposure.

Response: For purposes of determining compliance with a policy adopted in accordance with Rule 35d-1 under the 1940 Act (a “35d-1 Policy”), the Fund may account for a derivative position by reference to its market value or notional value. The Fund may use a derivative contract’s notional value when it determines that notional value is an appropriate measure of the Fund’s exposure to investments that are consistent with its 35d-1 Policy. See, e.g., “Final Rule: Investment Company Names,” Rel. No. IC-24828 (Jan. 17, 2001) at n. 13.

6.

The final sentence of the first paragraph of the “Principal Investment Strategies” section of the Part A states, “The Adviser seeks to select a portfolio of securities that it expects will offer sustainable growth prospects at a reasonable valuation and provide competitive returns as compared with an index of Chinese securities.” Please revise this disclosure to reference the name of the index that the Fund uses as a benchmark.

Response: The requested change has been made.

7.

Please revise the second paragraph of the “Principal Investment Strategies” section (relating to the Adviser’s investment process) of the Part A to reduce the use of jargon and more clearly describe the Fund’s investment strategy.

Response: In response to this comment, the Fund will revise the “Principal Investment Strategies” section as follows:

The Fund uses a fundamental, research-driven investment process to build a ~~high-conviction~~ portfolio of equity securities that SSGA FM believes offer sustainable growth prospects at a reasonable valuation. After screening the investment universe, SSGA FM ~~performs company due-diligence including~~analyzes individual companies by developing quantitative forecasts of a company’s financial ~~metrics and assessment of quality scored on proprietary~~ metrics. Portfolio construction is based on choosing companies after taking into account a combination of quality, sustainable growth, and valuation, while managing portfolio risk.

8.

The fourth sentence of the second paragraph of the “Principal Investment Strategies” section of the Part A states, “The Fund expects to invest primarily in common stocks, but may also invest in preferred stocks, securities convertible into common or preferred stocks, and depositary receipts.”

a.

If the Fund will invest in contingent convertible securities (“CoCos”), please consider adding additional disclosure regarding these instruments. The type and location of the disclosure should depend on the extent and characteristics of the CoCos (e.g., their credit quality and conversion triggers). If CoCos are or will be a principal investment strategy of the Fund, please provide a description of them and appropriate risk disclosure.

Response: The Trust confirms that the Fund does not currently invest or intend to invest in CoCos.

b.	Please inform the Staff supplementally whether the Fund intends to invest in CoCos and, if so, the expected amount.

Response: Please see the response to Comment 8(a) above.

c.	Please also inform the Staff supplementally that CoCos will not be counted as equity securities for purposes of the Fund’s 80% test.

Response: Please see the response to Comment 8(a) above.

9.

The sixth sentence of the second paragraph of the “Principal Investment Strategies” section of the Part A states: “While the Fund may invest in companies of any market capitalization, it expects to primarily invest in large- and mid-capitalization companies.” Please provide more detail on what the Fund considers to be “mid-capitalization” and “large-capitalization” companies.

Response: In response to this comment, the Fund will revise its “Principal Investment Strategies” disclosure as follows:

The Fund expects to invest primarily in common stocks, but may also invest in preferred stocks, securities convertible into common or preferred stocks, and depositary receipts. This may include securities that trade in local Chinese, Hong Kong, or other overseas exchanges. While the Fund may invest in companies of any market capitalization, it expects to primarily invest in companies with market capitalizations (at the time of purchase) of greater than $2 billion. ~~large- and mid-capitalization companies~~. The Fund may purchase securities in their initial public offerings, and may hold securities that are restricted as to resale.

10.

The fourth sentence of the first paragraph of the “Principal Investment Strategies” section of the Part A states: “The notional value of the Fund’s investments in derivatives or other synthetic instruments that provide exposure comparable, in the judgment of the Adviser, to the foregoing types of investments may be counted toward satisfaction of the Fund’s 80% policy.” Please specify the types of derivatives that are referenced in this sentence, and provide additional detail explaining what the Fund considers to be “comparable exposure.” See the Letter from Barry D. Miller to the Investment Company Institute, dated (July 30, 2010).

Response: In response to this comment, the Fund will revise its “Principal Investment Strategies” disclosure as follows:

The Fund may invest in derivatives, such as futures contracts, in order to gain broad equity market exposures pending investments of cash, or to reduce market exposures pending the sales of securities. ~~The Fund may enter into foreign currency futures and forward contracts to hedge currency risk~~.

11.

In the “Principal Risks of Investing in the Fund” section of the Part A, we note that the risks are presented in alphabetical order. Please re-order the risks so that the most significant risks to the Fund are presented most prominently.

Response: The Trust notes that the current order of the principal risks in the Part A is in compliance with the requirements of Form N-1A, which does not require listing the principal risks of investing in a fund in any particular order. The Trust believes that the following disclosure in the “Principal Risks of Investing in the Fund” section of the Part A adequately places investors on notice as to the rationale behind the order in which the Fund’s principal risks are listed: “The risks are described in alphabetical order and not in the order of importance or potential exposure.”

12.

We note that “A Shares Tax Risk” is included under “Principal Risks of Investing in the Fund.” Please additionally disclose any specific tax consequences to shareholders with respect to buying, holding, exchanging and selling “A Shares” under Item 11(f).

Response: In response to this comment, the Fund will add the following disclosure under “Tax Considerations:”

The Fund’s income from or the proceeds of dispositions of its investments in non-U.S. assets may be subject to non-U.S. withholding or other taxes, which will reduce the yield on those investments. In particular, the Fund’s investment in A Shares will be subject to a number of Chinese tax rules and the application of many of those rules is at present uncertain. See A Shares Tax Risk above. In certain instances, the Fund ~~Portfolio~~ may be entitled to elect to pass through to its shareholders a credit (or deduction, for a shareholder that itemizes deductions and so chooses) for foreign taxes (if any) borne with respect to foreign securities income earned by the Fund. If the Fund so elects, shareholders will include in gross income from foreign sources their pro rata shares of such taxes, if any, treated as paid by the Fund.

13.	We note that “Unconstrained Sector Risk” is included under “Principal Risks of Investing in the Fund.” Please tailor this disclosure if the Fund intends to focus on a particular industry or sector.

Response: The Trust notes that the Fund may invest in stocks in any market industry or sector. The Fund does not have a strategy to focus its investments in any particular industry or sector, but may have a significant amount of its assets invested in stocks in a single or small number of industries or sectors. The Fund’s industry and sector distribution may change over time because it is actively managed. For this reason, the Trust does not believe that any specific industry or sector should be discussed in “Unconstrained Sector Risk.”

14.

We note that “Valuation Risk” states, “Some portfolio holdings, potentially a large portion of the Fund’s investment portfolio, may be valued on the basis of factors other than market quotations.” Please specify the portion of the Fund’s portfolio that may be valued in this manner.

Response: In response to this comment, the Fund will revise the disclosure under “Valuation Risk” as follows: “~~Some portfolio holdings, potentially a~~ A larger portion of the Fund’s investment portfolio~~,~~ may be valued on the basis of factors other than market quotations as compared with other mutual funds.”

15.	Please confirm that all of the principal risks appear above the heading “Other Investment Considerations and Risks.”

Response: The Trust confirms that all of the principal risks appear above the heading “Other Investment Risks.”

16.

We note that the “Portfolio Turnover Risk” is included under the heading “Other Investment Considerations and Risks.” Please move this disclosure to “Principal Risks of Investing in the Fund,” or alternatively provide additional disclosure regarding the risks associated with frequent trading and portfolio turnover under “Principal Risks of Investing in the Fund.”

Response: The Trust notes that the Fund does not intend to engage in active and frequent trading of portfolio securities to achieve its principal investment strategy. Therefore, the Trust has declined to make any changes in response to this comment.

17.

We note that the third sentence of the “Securities Lending Risk” states that the Fund “will receive cash or other obligations as collateral.” Please revise this statement to indicate that the Fund will only receive collateral permitted under applicable SEC and SEC staff guidance (which includes cash, cash instruments issued or guaranteed by the U.S. Government or its agencies, and irrevocable bank standby letters of credit that are not issued by the Fund’s bank lending agent).

Response: In response to this comment, the Trust has revised “Securities Lending Risk” as follows:

Securities Lending Risk. … Such loans may be terminated at any time~~, and the Fund will receive cash or other obligations as collateral~~. Any such loans must be continuously secured by collateral ~~in~~(either cash or ~~cash equivalents~~other obligations as consistent with applicable law) maintained on a current basis in an amount at least equal to the market value of the securities loaned by the Fund, marked to market each trading day…

18.

We note that under “Other Investment Considerations and Risks,” an italicized header states “In addition to the preceding information, the following provides additional information regarding principal risks of the Fund, specific to investing in China.”

a.	Please move all China-related risks to the section “Principal Risks of Investing in the Fund,” as the current placement may give the impression that these are not principal risks.

Response: The Trust believes that the Fund adequately discloses the principal risks of investing in the Fund under “Principal Risks of Investing in the Fund” and has moved the above-referenced disclosure to the Fund’s Statement of Additional Information.

b.	Please also revise the indentation in this section as the current indentation is inconsistent and makes it unclear whether certain risks are principal risks.

Response: Please see the response to Comment 18(a) above.

c.	We note that “Offshore RMB Risk” is included in this section, but this risk is already included under “Principal Risks of Investing in the Fund.”

Response: Please see the response to Comment 18(a) above.

d.

We note that the “Foreign Currency Transactions” risk is included in this section, but a substantially similar risk, “Foreign Currency Risk” is also included under “Principal Risks of Investing in the Fund.” Please consider combining these disclosures for consistency.

Response: Please see the response to Comment 18(a) above.

19.

The final sentence under the heading “The Adviser” in the “Management, Organization, and Capital Structure” section of the Part A states, “A discussion regarding the Board’s consideration of the Fund’s Investment Advisory Agreement will be provided in the Fund’s initial Annual or Semi-Annual Report to Shareholders.” Please provide the date of most recent or upcoming report in which this information will be available.

Response: In response to this comment, the Trust will revise the disclosure as follows:

“A discussion regarding the Board’s consideration of the Fund’s Investment Advisory Agreement will be provided in the Fund’s ~~initial [Annual or~~ Semi-Annual~~]~~ Report to Shareholders for the period ending June 30, 2019.”

20.

The final sentence under the heading “Additional Information” in the “Management, Organization, and Capital Structure” section of the Part A states, “Neither this Part A, nor the related Part B, is intended, or should be read, to be or to give rise to an agreement or contract between the Trust or the Fund and any investor, or to give rise to any rights in any shareholder or other person other than any rights under federal or state law that may not be waived.” Please revise or delete the portion of this sentence discussing the waiver of rights under federal or state law, as this could give the impression that some rights under federal or state law can be waived.

Response: The Fund respectfully declines to make the requested change at this time.

21.

The third paragraph under the heading “How to Receive Redemption Proceeds” states, “A Fund may pay all or a portion of your redemption proceeds by giving you securities.” Please add additional disclosure specifying whether such in-kind redemptions would be issued as pro rata slices, individual securities, or representative securities baskets. For additional guidance, see Investment Company Rel. No. 32315 (Oct. 13, 2016).

Response: The Fund respectfully declines to make any changes in response to this comment. Item 11(c)(8) of Form N-1A requires funds to describe the procedures for redeeming fund shares, including “the methods that the fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind)” [emphasis added]. The Trust believes the disclosure that is contained under “How to Receive Redemption Proceeds” appropriately communicates to investors information about the Fund’s ability to redeem in-kind and complies with the requirements of Item 11(c)(8).

22.

In the third paragraph under the heading “How to Receive Redemption Proceeds,” please add disclosure stating that an investor who receives securities pursuant to a redemption in kind may incur taxable gains when converting such securities to cash (if true).

Response: In response to this comment, the Trust will revise the disclosure as follows:

You may pay transaction costs (including through the realization of taxable income) to dispose of the securities, and you may receive less for them than the price at which they were valued for purposes of the redemption. In addition, you will be subject to the market risks associated with such securities until such time as you choose to dispose of the security.

Part B Comments

23.	Please include the disclosures required by Item 14 of Form N-1A.

Response: The requested change has been made.

24.	We note that the second sentence under the heading “Asset Segregation and Coverage” in the “Additional Investments and Risks” section of the Part B states, “The amounts that are earmarked or otherwise segregated may be based on the notional value of the derivative or on the daily mark-to-market obligation under the derivatives contract …” Please revise this disclosure to state that the Fund must earmark or segregate the full notional value on open derivative obligations, not the mark-to-market value of such obligations.

Response: The Trust evaluates each derivative position of the Fund for purposes of asset segregation (which may be based, in whole or in part, on market value or notional value) based on the nature of the Fund’s obligation under the derivative instrument in question in a manner the Trust believes is consistent with Investment Company Act Rel. No. 10666 (April 18, 1979) and, to the extent deemed appropriate by the Fund, related guidance issued by the staff.

25.

Fundamental Investment Restriction 6 states “For purposes of this restriction, investment companies are not considered to constitute a particular industry or group of industries.” Please add an explanatory note to clarify that the Fund will consider the concentration of its underlying investment companies when determining the Fund’s compliance with its concentration policies.

Response: The Fund respectfully declines to make the requested change. The Trust is not aware of any requirement to “look through” its investments in an investment company to the underlying holdings of the investment company for purposes of determining compliance with its policy on concentrating its investments in any one industry.

26.	We note that the Part C indicates that the Fund will have an expense cap and reimbursement agreement. Please add disclosure summarizing the terms of this agreement in Item 19.

Response: The requested change has been made.

27.

The third sentence under the heading “Foreign Taxation” in the “Taxation” section of the Part B states, “If, at the close of the Fund’s taxable year, more than 50% of the assets of the Fund consists of the securities of foreign corporations … .” Consider revising this disclosure in light of the Fund’s 80% policy to invest in equity securities of Chinese companies. Please also consider including corresponding disclosure in Item 7 of the Part A, as this disclosure is particularly relevant for this Fund.

Response: In response to this comment, the Trust will revise the disclosure as follows:

~~If,~~It is expected that at the close of the Fund’s taxable year, more than 50% of the assets of the Fund will consist~~s~~ of the securities of foreign corporations~~,~~ . In that case, the Fund may elect to permit shareholders to claim a credit or deduction on their income tax returns for their pro rata portions of qualified taxes paid by the Fund to foreign countries in respect of foreign securities that the Fund has held for at least the minimum period specified in the Code.

The Fund intends to make corresponding edits to the disclosure in Item 11 of the Part A.

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Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann